Exhibit 99.2

EUDA HEALTH HOLDINGS LIMITED

60 Kaki Bukit Place, #03-01 Eunos Techpark,

Singapore 415979

FOR THE EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS OF

EUDA HEALTH HOLDINGS LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking any previous proxies relating to the EGM (as defined below), hereby acknowledges receipt of the notice and proxy statement, dated October 13, 2026, (the “Proxy Statement”) in connection with the extraordinary general meeting of shareholders of EUDA Health Holdings Limited. (the “Company”) and at any adjournments thereof (the “EGM”) to be held on October 30, 2026, at 9:00 a.m. Eastern Time, virtually at https://edge.media-server.com/mmc/p/bxcczqfc for the sole purpose of considering and voting upon the following Proposals (as defined below), and hereby appoints Tay Whye Shin (Vivian) (with full power to act alone) as the attorney and proxy of the undersigned, with power of substitution to each, to vote all ordinary shares of the Company registered in the name provided, which the undersigned is entitled to vote at the EGM and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said Proxies are, and each of them is, instructed to vote or act as follows on the Proposals, as set forth in the Proxy Statement.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO SPECIFIC DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH OF PROPOSAL 1, PROPOSAL 2 AND PROPOSAL 3 (IF PRESENTED) CONSTITUTING THE CHANGE IN AUTHORISED SHARES, RE-CLASSIFICATION OF SHARES AND AMENDMENT TO MEMORANDUM OF ASSOCIATION PROPOSAL, THE ADOPTION OF AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION PROPOSAL, AND THE ADJOURNMENT PROPOSAL, RESPECTIVELY (COLLECTIVELY, THE “PROPOSALS”).

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

(Continued and to be marked, dated and signed on reverse side)

Important Notice Regarding the Availability of Proxy Materials for the

Extraordinary General Meeting of Shareholders

to be held on October 30, 2026:

The notice of the EGM and the accompanying Proxy Statement are available at

https://edge.media-server.com/mmc/p/bxcczqfc

EUDA Health Holdings Limited — THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, AND 3.		Please mark votes as ☒ indicated in this example

(1) To approve (1) the change of the maximum number of shares authorised for issuance from: an unlimited number of shares of one class of no par value to (i) an unlimited number of Class A ordinary shares with no par value; and (ii) 2,000,000 Class B ordinary shares with no par value (“Change in Authorised Shares”); (2) the re-designation and re-classification (the “Re-classification”) of (a) a total of 437,824 shares held by Tan Meng Dong and his affiliate to 437,824 Class B ordinary shares; (b) 1,562,176 authorised but unissued shares to 1,562,176 authorised but unissued Class B ordinary shares; (c) the remaining 2,556,501 outstanding shares to 2,556,501 authorised and issued Class A ordinary shares; and (d) all authorised but unissued shares to authorised but unissued Class A Ordinary Shares; and in each case having the rights and restrictions set forth in the Amended M&As (as defined below).*	FOR ☐	AGAINST ☐	ABSTAIN ☐

(2) To approve, subject to the approval by the shareholders of the Company of the Change in Authorised Shares and Re-classification, the amendment of the existing memorandum and articles of association of the Company, and the approval and adoption of the amended and restated memorandum and articles of association attached to the accompanying Proxy Statement as Exhibit A (the “Amended M&As”), in substitution for, and to the exclusion of, all the existing memorandum and articles of association.*	FOR ☐	AGAINST ☐	ABSTAIN ☐

(3) To approve the adjournment of the EGM to a later date or dates or sine die, if necessary or desirable, at the discretion of the directors, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.*	FOR ☐	AGAINST ☐	ABSTAIN ☐

Date: , 2026
______________________________________________________________	Signature
______________________________________________________________	Signature (if held jointly)

Signature should agree with name printed hereon. If share is held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO EQUINITI TRUST COMPANY, LLC. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE ABOVE-SIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH OF PROPOSAL 1, PROPOSAL 2 AND PROPOSAL 3 (IF PRESENTED). THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

*The description of each resolution herein is by way of summary only. Full text of the relevant resolutions are set out in the notice convening the EGM.

A vote to abstain will have no effect on Proposal 1, Proposal 2 and Proposal 3.